

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 15, 2009

Ms. Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated September 25, 2009**
> **File No. 001-16383**

Dear Ms. Gentle:

We have reviewed your filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 38

1. We note from your risk factor disclosure on page 15 that "Our substantial existing indebtedness, prevailing economic and market conditions, as well as other factors, have adversely affected the availability and cost of additional financing, which has adversely affected our liquidity, business, financial condition and prospects." We further note from page 25 that "… additional sources of natural gas may be discovered in North America, which could further increase the available supply of natural gas and could result in natural gas being available at a lower cost than imported LNG." Given these disclosures, and the current pricing environment for natural gas in the United States, please expand your MD&A to explain how current prices impact your operations, your ability to service your debt obligations, and other ongoing cash requirements. In this regard, please consider including an analysis of specific natural gas prices that would render the

operations at your operational LNG receiving terminal(s) uneconomic, and discuss whether such developments would impact your ability to service your debt obligations. See Item 303(a)(1) of Regulation S-K.

Note 19 – Financial Instruments, page 86

2.   We have considered your response to prior comment number one, noting your 2007 Term Loan and 2008 Convertible Loans are, among other factors, i) held by a few investors, ii) purchased and/or sold on an infrequent basis, and iii) have unique covenants and collateral packages. Based on your response, it is unclear how the factors you cite preclude estimating the fair value of these instruments. Please provide us with additional information to understand how each of the factors you have identified precludes knowledge of the basic factors utilized in estimating fair value. Otherwise, we would expect you to provide the fair value disclosures prescribed under FAS 107. In this regard, the context provided for the term *practicable* in paragraph 15 of FAS 107 does not appear applicable to the factors you cite in your response.

Note 24 – Business Segment Information, page 97

3.   We note your proposal in response to our prior comment number three to expand your disclosure in future filings to "clarify that the intersegment transaction between the Company's different business segments is eliminated to arrive at the total consolidated revenue amount found in the consolidated statements of operations for each respective period." Based on your response, please provide us with a copy of the draft disclosure you intend to include in future filings. In addition, please tell us what consideration you have given to separately disclosing revenues from transactions with other operating segments, as prescribed by paragraph 27(b) of FAS 131.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief